September 16, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0406

Attention: Jennifer López

Re:	Allied Esports Entertainment, Inc. Registration Statement on Form S-3 Filed September 9, 2020 File No. 333-248696

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Allied Esports Entertainment, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-248696) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, September 17, 2020, or as soon thereafter as is practicable.

If you have questions or comments regarding this request, please contact Bradley A. Pederson of Maslon LLP, counsel to the registrant, at (612) 672-8341. Once the Registration Statement has been declared effective, please confirm that event with Mr. Pederson orally or by email at Bradley.Pederson@maslon.com. The registrant authorizes Mr. Pederson to orally modify or withdraw this request for acceleration.

Sincerely,

Allied Esports Entertainment, Inc.

By:	/s/ Frank Ng
Chief Executive Officer

cc:	Bradley Pederson, Esq. (Maslon LLP)